Exhibit A-2

GPU DIVERSIFIED HOLDINGS LLC
Balance Sheet
                March 31, 2005
(Unaudited)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$-
Receivables:
Associated companies	1,424
Other	-
Notes receivable from associated companies	4,868
Prepayments and other	-
6,292

INVESTMENTS:
Other	7,351
7,351

DEFERRED CHARGES:
Accumulated deferred income taxes assets	1,267
Other	4,250
5,517

TOTAL ASSETS	$19,160

LIABILITIES & CAPITALIZATION

CURRENT LIABILITIES:
Accounts payable
Other	$1
Associated companies	698
Other	-
699

CAPITALIZATION:
Common stockholder’s equity	18,461
Long-term debt	-
18,461

DEFERRED CREDITS:
Other	-
-

TOTAL LIABILITIES & CAPITALIZATION	$19,160

Exhibit A-2

GPU DIVERSIFIED HOLDINGS LLC
Statement of Operations
(Unaudited)

Three Months
Ended
March 31, 2005

REVENUES	$94

EXPENSES:

Other operating expenses	11
General taxes	-
Total expenses	11

INCOME BEFORE INTEREST & INCOME TAXES	83

INTEREST EXPENSES	-

INCOME TAXES	29

NET INCOME	$54